PRIMERO PROVIDES EXPLORATION UPDATE FOR THE BLACK FOX COMPLEX;

MINERALIZATION EXPANDED AT DEPTH, PLUS NEAR SURFACE DISCOVERIES

Toronto, Ontario, February 23, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today provided a final update on exploration activities in 2014, including results from January 2015, at its Black Fox Complex, which includes the Black Fox mine and adjacent Grey Fox exploration property, located in the Township of Black River-Matheson near Timmins, Ontario, Canada.

Black Fox Highlights:

•

High-grade Central Corridor Expanded: Results from the Lower Central zone with 8.4 grams per tonne (“g/t”) gold over 17.3 metres including 54.5 g/t gold over 1.1 metres and 35.8 g/t gold over 1.7 metres (520-EX67-E), and 9.8 g/t gold over 6.2 metres (520-EX55-E) have expanded the width of the high-grade corridor. Mineralization has also now been traced to a depth of approximately 800 metres below surface at Black Fox.

•

Delineation Drilling Expands Near Infrastructure Mineralization: Delineation results include 111.3 g/t gold over 3.5 metres (370-F482-40), 16.3 g/t gold over 13.2 metres (530-03-EAB) and 84.2 g/t gold over 2.5 metres (335-160W).

•	Lower East Zone Extended at Depth: Results from the Lower East zone include 30.9 g/t gold over 6.2 metres (530-B389-23), and 15.5 g/t gold over 9.9 metres (470-F566-13A).

•

Discovery of Two New Near Surface Zones: The Tamarack Gold zone was discovered approximately 400 metres east of the current Black Fox open-pit with intercepts including 11.6 g/t gold over 5.5 metres (14BF-599) and 8.4 g/t gold over 3.0 metres (14BF-594). In addition, drilling approximately 1.2 kilometres west of the open-pit encountered a long intercept of continuous mineralization grading 1.7 g/t gold over 66.0 metres (14BF-591) at a depth of approximately 150 meters below surface.

Grey Fox Highlights:

•	Contact Zone and Grey Fox South Expanded: Highlights include 16.0 g/t gold over 8.0 metres (GF14-922), 13.7 g/t gold over 7.9 metres (GF14-928) and 3.1 g/t gold over 34.0 metres (GF14-942).

“Our 2014 exploration program at the Black Fox Complex was successful,” said Joseph F. Conway, Chief Executive Officer. “Exploration drilling at the Black Fox mine continues to support our theory that mineralization continues at depth, potentially well below the 800 metres below surface we have already defined. Delineation drilling near existing infrastructure is a critical focus at Black Fox and today’s results highlight the progress we’ve made in 2014 by increasing the mineralized envelope around existing Mineral Reserves. In addition we continue to report positive exploration results from the adjacent Grey Fox property. We expect to release our Black Fox Complex 2014 year-end Mineral Reserves and Mineral Resources in early March 2015.”

Expanding the Black Fox High-Grade Central Corridor at Depth

Primero's 2014 $18.3 million exploration program at the Black Fox Complex included an extensive drilling program at both the Black Fox mine and the adjacent Grey Fox property. The exploration and delineation program included 132,100 metres of drilling, split into 55,700 metres at Black Fox and 76,400 metres at Grey Fox.

Today, Primero announces the final drilling results from the 2014 Black Fox Complex exploration program, with select results from early 2015, including additional high-grade intercepts in the Lower Central and Lower East zones at Black Fox and select results from the Company’s delineation drilling program. The exploration drilling results from the newly developed 520 metre level exploration drift, have increased the known mineralization to a depth of approximately 800 metres, expanded the width of the high-grade mineralized corridor in the Lower Central zone and provided further assurance that mineralization is continuous between the current Mineral Reserves (at approximately 500 metres) and a depth of approximately 800 metres.

These results have been critical in assisting with mine planning and increasing the long-hole stope inventory, as the underground mine ramps-up towards the 1,000 tonnes per day (“TPD”) production level in mid-2015. The Black Fox metal factor image shown in Figure 1 incorporates the 2014 drilling and illustrates the high-grade central corridor that extends to approximately 800 metres below surface.

Underground exploration drilling results are included in Table 1 with locations identified in Figure 2.

Table 1: Black Fox - Q4 2014 Underground Exploration Drilling Results

Hole	From	To	Core	Gold	Metal Factor	Zone
	(m)	(m)	Length	Grade	(grade by width)
			(m)	(g/t)
520-EX11-E	246.0	256.0	10.0	5.9	59.0	Lower East
including	249.5	256.0	6.5	7.8	51.0
520-EX46-E	347.0	349.0	2.0	12.2	24.5	Lower Centre
and	356.0	357.8	1.8	9.4	16.9
520-EX55-E	323.4	329.6	6.2	9.8	60.6	Lower Centre
520-EX65-E	300.6	312.8	12.2	3.4	40.9	Lower Centre
including	300.6	302.1	1.5	14.0	21.1
520-EX66-E	299.0	301.0	2.0	6.9	13.7	Lower Centre
520-EX67-E	317.8	335.0	17.3	8.4	144.6	Lower Centre
including	325.8	326.9	1.1	54.5	60.0
including	329.6	331.3	1.7	35.8	60.9

*All assays are capped at 300 g/t gold, average gold grades over core length widths.

Discovery of Two New Near Surface Mineralized Zones

In the third quarter of 2014, Primero commenced a program of surface exploration drilling, with the goal of testing for near surface mineralized zones located east and west of the Black Fox open-pit and along the trend of the Destor Porcupine Fault Zone (“DPFZ”).

The Company announces today that it has identified a new zone of near surface gold-rich mineralization, referred to as the Tamarack Gold zone, located 400 metres east of the Black Fox open-pit, in the hanging wall of the DPFZ. Gold mineralization within the Tamarack Gold zone is hosted primarily in quartz breccia veins similar to those found within the Grey Fox deposit.

The Tamarack Gold zone aligns spatially with the historic Base Metals Zone (“BMZ”) hosted in the DPFZ footwall. Drilling indicates that the separation between the Tamarack Gold zone and BMZ increases in a south east direction along the western edge of the DPFZ. Further exploration between the two zones remains very prospective and the Company plans to continue exploring the Tamarack Gold zone later this year.

The Company has also identified a new near surface mineralized zone, with considerable continuity of mineralization, approximately 1.0 kilometre west of the Black Fox open-pit, named the Froome zone. The highly prospective Froome zone is located along the Gibson-Kelore Fault Zone (“GKFZ”), which also hosts the past producing Ross Mine and the Saint Andrew Goldfields’ Hislop open-pit. Additionally, the GKFZ forms the western boundary of the Grey Fox deposit.

Both, the Tamarack Gold and Froome zones are believed to have good exploration potential and will remain priority surface exploration targets through 2015.

Surface exploration drill results are included in Table 2 with locations identified in Figure 2.

Table 2: Black Fox – Q4 2014 Surface Exploration Drilling Results

Hole	From	To	Core	Gold	Metal Factor	Zone
	(m)	(m)	Length	Grade	(grade by width)
			(m)	(g/t)
14BF-566	173.5	174.0	0.5	7.6	3.8	Tamarack
and	346.0	373.0	27.0	1.2	32.4
14BF-586	438.0	439.0	1.0	11.0	11.0	Froome
14BF-591	219.0	285.0	66.0	1.7	113.5	Froome
including	228.0	231.4	3.4	8.7	30.0
including	249.0	256.0	7.0	2.7	19.0
including	261.0	267.0	6.0	3.6	21.9
14BF-594	121.0	124.0	3.0	8.4	25.1	Tamarack
14BF-599	63.0	68.5	5.5	11.6	63.1	Tamarack
14BF-606	147.0	150.0	3.0	5.6	16.7	Tamarack

*All assays are capped at 300 g/t gold, average gold grades over core length widths.

Increasing High-Grade Underground Stopes at Black Fox

Primero is also pleased to provide an update on results from its detailed program of delineation and near-infrastructure step-out drilling. Following the acquisition of the Black Fox mine, the Company outlined an optimization plan that included increased investment in exploration and underground development with the objective of increasing throughput from the higher grade underground mine. In 2014, the Company completed 73,700 metres of definition and delineation drilling. The definition and delineation drilling results shown in Table 3 outline the Company's progress at increasing the near infrastructure high-grade mineralization, including 30.9 g/t gold over 6.2 metres (530-B389-23), and 15.5 g/t gold over 9.9 metres (470-F566-13A).

Underground development at Black Fox is progressing on-schedule, with 5 new long-hole stopes added into the mine’s inventory. The Company remains on target to increase stope inventory to approximately 12 months ahead of mining, including 15 long-hole and conventional stopes in inventory, as the mine approaches the 1,000 TPD level in mid-2015. The Company’s management is also confident that they will be able to replace mined reserves in 2015.

Delineation drill results are included in Table 3 with locations identified in Figure 2.

Table 3: Black Fox – Q4 2014 Delineation Drilling Results

Hole	From	To	Core	Gold	Metal Factor	Zone
	(m)	(m)	Length	Grade	(grade by
			(m)	(g/t)	width)
330-160-E	245.0	251.0	6.0	3.6	21.4	Tamarack
330-165-E	211.6	217.1	5.5	3.7	20.6	Tamarack
330-F528-183	74.0	76.0	2.0	16.0	32.0	East FW
335-160-W	154.4	157.0	2.5	84.2	214.8	West
335-F053-51	22.7	26.9	4.2	12.3	51.8	West HW
335-F053-52	17.2	23.6	6.4	21.1	133.8	West HW
335-F053-55	22.0	25.0	3.0	16.8	50.4	West HW
335-L136-159	136.0	142.6	6.6	9.6	63.3	West HW
335-L136-161	160.3	162.7	2.4	13.6	32.3	West HW
and	169.2	178.5	9.3	5.0	46.7
355-B023-63A	66.0	66.8	0.8	41.1	32.9	West HW
355-B086-74	6.0	7.0	1.0	91.4	91.4	West FW
370-F482-38	42.5	50.3	7.8	3.6	28.1	East HW
including	42.5	47.6	5.1	4.3	21.9
and	58.0	63.2	5.2	7.7	40.0
370-F482-39	46.3	51.0	4.8	4.7	22.3	East HW
370-F482-40	50.3	55.0	4.8	5.2	24.8	East HW
and	70.2	73.7	3.5	111.3	389.5
375-F996-01	123.4	126.8	3.3	17.3	58.1	West HW
375-F996-03	72.2	74.4	2.2	18.3	40.4	West FW
and	125.5	127.5	2.0	18.3	36.6
375-F996-07	68.2	72.3	4.1	17.2	70.7	West HW
375-F996-13	94.0	95.8	1.8	23.5	42.3	West FW
390-F385-52	88.9	91.5	2.6	10.2	26.9	East HW
and	105.5	106.6	1.1	56.8	62.0
390-F385-53	68.7	72.8	4.1	6.0	24.6	East HW
and	88.0	91.0	3.0	8.5	25.5
and	99.2	104.0	4.8	5.4	25.9
390-F385-71	107.7	109.5	1.8	29.9	53.8	East FW
470-F566-13A	92.1	102.0	9.9	15.5	153.5	East HW
470-F566-15	81.8	93.0	11.2	6.4	71.7	East HW
470-L566-12	106.4	123.0	16.6	7.4	122.4	East HW
490-L136-36	112.0	116.0	4.0	9.8	39.0	West FW
490-L136-75	156.5	158.9	2.4	8.6	20.6	West FW
490-L164-53	118.6	121.1	2.5	44.7	111.8	East FW
490-L164-59	110.0	116.6	6.6	4.0	26.4	East FW
including	110.0	112.2	2.2	9.2	20.2
520-F484-36	42.0	45.5	3.5	16.1	56.4	East HW

Hole	From	To	Core	Gold	Metal Factor	Zone
	(m)	(m)	Length	Grade	(grade by
			(m)	(g/t)	width)
530-03-EAB[1]	160.4	182.4	13.2	16.3	215.2	Lower Centre FW
and	192.0	205.0	7.8	11.0	85.8
530-17-E	90.9	99.7	8.8	3.9	34.1	Lower East HW
530-B01-E	15.0	17.6	2.6	10.9	28.3	Lower East HW
530-B02-E	14.5	17.0	2.5	10.4	25.9	Lower East HW
and	21.0	25.0	4.0	24.7	99.0	Lower East HW
530-B385-33	22.2	27.0	4.9	4.6	22.5	Lower East HW
530-B385-34	25.0	26.0	1.0	20.3	20.3	Lower East HW
530-B385-35	19.8	25.0	5.2	4.3	22.4	Lower East HW
530-B389-23	31.8	38.0	6.2	30.9	191.6	Lower East HW
530-B389-24	27.6	30.6	3.0	7.3	21.9	Lower East HW
530-B389-25	15.6	25.0	9.5	6.6	62.4	Lower East HW
and	39.9	43.4	3.5	8.7	30.3
including	40.5	42.7	2.2	13.3	29.3
530-B389-27	27.3	33.5	6.2	4.2	25.7	Lower East HW
530-B389-28	51.6	53.7	2.1	12.7	26.7	Lower East HW
530-B405-12	47.0	54.0	7.0	16.1	112.4	Lower East FW
and	57.0	60.0	3.0	21.4	64.2
530-B405-13	83.6	95.6	12.0	6.0	72.0	Lower East FW
530-B405-15	42.3	45.5	3.3	15.6	50.8	Lower East HW
530-B405-18	74.0	80.0	6.0	5.5	33.0	Lower East HW
530-B419-04	1.8	3.6	1.8	16.9	30.4	Lower East
530-F417-27	134.0	137.8	3.8	6.4	24.3	East FW
540-B08-EA	31.0	33.0	2.0	16.0	32.1	Lower East HW
560-B495-14	73.0	79.0	6.0	3.8	22.6	Lower East
560-B495-16	50.1	55.5	5.5	4.2	23.0	Lower East
560-B495-18	61.9	68.8	6.9	4.6	31.4	Lower East FW
560-B495-26	39.3	41.0	1.7	30.9	52.5	Lower East HW
560-B503-03	35.2	38.5	3.3	12.8	42.4	Lower East HW
560-B503-04	32.1	38.1	6.0	11.7	70.2	Lower East HW
560-B503-07E	33.7	40.0	6.4	27.0	171.7	Lower East HW

*All assays are capped at 300 g/t gold, average gold grades over core length widths.
(1) Hole 530-03-EAB was drilled at an non-optimal angle, core length has been factored by 0.6.

Grey Fox Mineralization Continues to Expand Laterally and at Depth

Today, Primero also announces fourth quarter 2014 drilling results from its Grey Fox property, located 4.0 kilometres south-east of the Black Fox mine. The Grey Fox property contains a number of mineralized zones (Contact, 147, Grey Fox South, Whisky Jack and Gibson Zones), which all occur within close proximity of each other. These zones could potentially be additional sources of ore for the Company and are within trucking distance of the Black Fox mill.

Drilling from the fourth quarter of 2014 continues to infill and expand the Contact Zone and Grey Fox South areas of the Grey Fox property. Drilling results have confirmed that the previously identified Whiskey Jack zone is the continuation of the Contact zone to the north increasing the length of the Contact zone by approximately 200 metres. Drilling has also extended the Grey Fox South zone to the north, and positive correlation of the drilling with the 2010 airborne magnetometer survey has identified several additional target zones to the east. These will be tested as part of the 2015 exploration program.

Grey Fox exploration drill results are included in Table 4 with locations identified in Figure 3.

Table 4: Grey Fox – Q4 2014 Exploration Drilling Results

Hole	From	To	Core	Gold Grade	Metal Factor	Zone
	(m)	(m)	Length	(g/t)	(grade by
			(m)		width)
GF14-876	75.0	88.0	13.0	1.7	21.8	Contact Zone
and	130.0	131.0	1.0	28.7	28.7
and	152.0	154.0	2.0	17.6	35.1
GF14-891	38.0	46.5	8.5	5.6	47.7	Contact Zone
GF14-892	123.0	129.0	6.0	4.1	24.7	Contact Zone
and	201.0	214.6	13.6	1.5	20.8
and	353.0	359.0	6.0	13.3	79.7
GF14-898	197.0	204.0	7.0	7.4	51.7	Contact Zone
GF14-908	23.0	35.7	12.7	4.1	51.8	Contact Zone
including	32.5	35.0	2.6	17.4	44.4
GF14-909	283.0	295.0	12.0	4.8	57.7	Contact Zone
including	283.0	287.0	4.0	12.9	51.8
GF14-917	94.0	102.0	8.0	3.2	25.8	Contact Zone
and	137.8	138.9	1.1	41.6	45.3
and	234.6	251.0	16.5	1.4	22.5
GF14-918	277.0	296.0	19.0	1.5	28.1	Contact Zone
GF14-921	253.0	257.0	4.0	7.0	27.9	Contact Zone
GF14-922	249.0	257.0	8.0	16.0	128.2	Contact Zone
GF14-925	337.0	353.0	16.0	3.9	62.9	Contact Zone
GF14-928	137.1	145.0	7.9	13.7	108.6	Contact Zone
including	142.0	143.0	1.0	95.4	95.4
GF14-931	114.1	119.0	5.0	17.2	85.3	Contact Zone
including	116.0	117.0	1.0	71.6	71.6

Hole	From	To	Core	Gold Grade	Metal Factor	Zone
	(m)	(m)	Length	(g/t)	(grade by
			(m)		width)
GF14-933	321.0	325.0	4.0	5.2	20.8	Contact Zone
and	347.5	369.0	21.5	1.6	34.6
and	529.0	531.0	2.0	40.7	81.4
GF14-937	37.8	70.0	32.2	1.6	50.2	Contact Zone
and	196.0	219.0	23.0	2.5	56.4
GF14-938	165.0	187.0	22.0	1.4	30.1	Contact Zone
and	250.0	252.0	2.0	13.0	25.9
GF14-942	131.0	134.0	3.0	7.2	21.6	Contact Zone
and	176.0	210.0	34.0	3.1	106.1
GF14-945	301.0	315.3	14.3	2.6	36.7	Contact Zone
GF14-947	93.0	101.6	8.6	3.1	26.2	Contact Zone
GF14-952	135.0	153.1	18.1	1.8	33.3	Contact Zone
GF14-955	151.6	175.5	23.9	1.2	29.1	Contact Zone
GF14-958	91.0	95.0	4.0	16.1	64.4	Contact Zone
including	92.3	93.0	0.7	84.0	60.4
GF14-965	134.0	147.0	13.0	3.0	39.5	Contact Zone
GF14-882	302.0	306.0	4.0	16.6	66.5	Grey Fox South
GF14-888	220.0	224.3	4.3	10.0	43.0	Grey Fox South
GF14-896	170.0	179.0	9.0	3.9	35.2	Grey Fox South
GF14-903	162.0	169.0	7.0	3.1	22.0	Grey Fox South
and	224.0	230.0	6.0	4.3	25.9
and	250.0	259.0	9.0	2.9	25.9
GF14-911	60.7	68.2	7.5	4.5	33.5	Grey Fox South
and	383.0	384.0	1.0	29.6	29.6
GF14-923	167.0	167.6	0.6	86.8	52.1	Grey Fox South
GF14-927	319.0	328.0	9.0	2.6	23.5	Grey Fox South
GF14-950	235.0	246.0	11.0	4.6	51.0	Grey Fox South
GF14-951	315.0	322.0	7.0	8.1	57.0	Grey Fox South

*All assays are capped at 100 g/t gold, average gold grades over core length widths.

Continued Exploration at Black Fox in 2015

The Company’s 2015 $12.3 million exploration program at the Black Fox Complex includes 105,000 metres of diamond drilling. The focus of the Black Fox mine drilling program is to delineate the Upper Central zone, which has had limited drilling historically, infill the mineralization between the current 520 metre level and the identified mineralization to a depth of 800 metres, test the depth potential to 1,000 meters and further explore the Lower East zone.

Exploration drifting will include a fifth drill bay on the 520 metre level exploration drift. This drift was designed so underground drilling could test for the extension of the mine at depth across the strike length of the property.

Primero will continue to explore for potential east and west extensions of the Black Fox open-pit, currently expected to deplete in September 2015. Drilling results in 2014 from surface identified the Tamarack Gold zone, east of the current open-pit, and the 2015 drilling program will continue to infill this area.

Primero raised Cdn$8 million in December 2014 in a flow-through financing, in order to invest in an aggressive exploration program at the Grey Fox, Pike River and Stock Mill properties. The 2015 Grey Fox exploration program includes exploration, delineation and some condemnation drilling. The Company aims to explore for the continuation of mineralization between the Grey Fox property and the adjoining Pike River and Black Fox properties and to increase the total defined Mineral Resources and convert Inferred Mineral Resources to the Measured and Indicated categories at Grey Fox.

Surface drilling was conducted by Norex Drilling supervised by Primero’s exploration team. Mr. Gabriel Voicu, P. Geo., Vice President Geology and Exploration, reviewed the technical exploration information in this news release as the Qualified Person (“QP”) for the Company for the purposes of National Instrument 43-101 (“NI 43-101”). All samples are ½ core and analyses reported herein were performed by the independent laboratories Polymet Labs of Cobalt, Ontario, which is ISO 9001:2000 certified in North America using standard fire assay procedures or AGAT Laboratories of Mississauga, Ontario, which is ISO 9001/IEC17025, Accurassay Laboratories, which is ISO/IEC 17025 certified, ALS Laboratories, which is ISO 9001/IEC17025 certified and SGS Canada Laboratories, which is ISO9001/IEC17025 certified, using fire assay with ICP-OES finish or using gravimetric finish for values generally over 10 g/t gold. Intercepts cited do not necessarily represent true widths, however drilling is generally intersecting interpreted mineralized zones at a high angle. Primero’s quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a duplicate, one will be a standard and one will be a blank.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON NOTES

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, of Primero and a QP for the purposes of National Instrument 43-101 (“NI 43-101”). Mr. Voicu has reviewed and approved the contents of this news release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expect”, “is expected”, “in order to”, “is focused on” (a future event), “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access or find ore below the current mining level, the timing, nature and success of exploration activities, the discovery of new mineralization in the lower west, lower east or Tamarack zones and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new mineralization and extensions of existing mineralization, that the Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate, the discovery of additional ounces close to infrastructure and that mine development progresses as planned.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 1: Black Fox Metal Factor Image (grade x width)

Figure 2: Black Fox Exploration and Delineation Drill Hole Locations

Figure 3: Grey Fox Property: Contact and Grey Fox South Zone Drill Locations